

Mail Stop 3561

June 5, 2007

By Facsimile and U.S. Mail

Charles W. Shivery
President and Principal Executive Officer
Northeast Utilities
174 Brush Hill Avenue
West Springfield, Massachusetts 01090

>   **RE: Northeast Utilities**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed on February 28, 2007**
>   **File No. 1-5324**
>
>   **The Connecticut Light and Power Company**
>   **File No. 0-00404**
>
>   **Public Service Company of New Hampshire**
>   **File No. 1-6392**
>
>   **Western Massachusetts Electric Company**
>   **File No. 0-7624**

Dear Mr. Shivery:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.   After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Our review encompassed the parent company, and the other subsidiary registrants listed on the facing page of your Form 10-K. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant; please address the issue separately for the affected reporting subsidiary. The following page number references are from your 2006 Annual Report.

Financial Condition and Business Analysis, page 16

2. You indicate that NU Enterprises lost $62.9 million after taking into consideration the after-tax gain and loss on the sale of the competitive generation business and the retail marketing business, respectively. We were unable to reconcile to the amount presented in this disclosure. Please advise.

NU Enterprises, page 19

3. Please supplementally explain the reason for the difference between the amount of earnings from discontinued operations for 2006 of $337.3 million from the reported amount on your Consolidated Statements of Income of $344.4 million for the 2006 period.

1. Summary of Significant Accounting Policies, page 58

F. Utility Group Regulatory Accounting, page 60

Deferred Benefit Costs, page 62

4. Please explain to us how you are recovering pension and OPEB expenses as of your last rate case and any updates. We presume the lack of a regulatory asset/liability prior to year-end 2006 means the full expense under SFAS no. 87 and 106 are included in rates. If our assumption is incorrect, please explain how each state PUC allows you to recover such expenses.

3. Assets Held for Sale and Discontinued Operations, page 69

5. We note the disclosure regarding not presenting the retail marketing business as a discontinued operation. Explain why it does not qualify for such treatment. If it is not considered a component of an entity due to paragraph 41 of SFAS no. 144, explain in detail how management evaluated the performance of these assets.

6. Please tell us how and whether you allocated interest expense associated with the discontinued operations. We assume you allocated actual expense of assumed debt. Please tell us whether any other allocations of interest expense were made and the

method you utilized. Please note the disclosure requirements of EITF 87-24. As a final note, to the extent interest allocations of discontinued operations affected interest expense of continuing operations, this should be analyzed in management's discussion and analysis of interest expense. In this regard, the utilization of proceeds from the dispositions to pay down debt should also be addressed in the discussion to the extent it impacts interest expense. Please advise.

5. Derivative Instruments, page 70

7. We note the discussion on page 72 regarding the contracts with two IPP's. Please provide to us a summary description of the power purchase contracts and related accounting analysis, including the pricing provisions that disqualified the contracts for the normal purchases and sales exception. If the pricing provisions are not customary within the industry, or contain higher than normal risk, then please support the probability of recovery as a prudent cost.

6. Employee Benefits, page 73

8. Please tell us whether the establishment of the regulatory asset as a result of adoption of SFAS no. 158 had any impact on deferred taxes. If not, please explain why.

10. Marketable Securities, page 89

9. Please tell us whether there are any unrealized losses on available-for-sale securities held by WMECO's prior spent nuclear fuel trust assets. In this regard, please advise whether WMECO trust is subject to investment guidelines of the NRC. We may have further comment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant